

June 26, 2015

Huang Pin Lung
Chief Executive Officer
Gushen, Inc.
Room 1203, 12/F HIP Kwan Commercial Building
38 Pitt Street
Yau Ma Tei, Kowloon, Hong Kong

> **Re: Gushen, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2015**
> **File No. 333-204600**

Dear Mr. Huang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that a significant number of shares you are registering for resale shares were recently issued for no or nominal consideration, including shares held by the company's officer and directors. We further note that you are a shell company, have minimal operations, there is no current market for your shares, and the number of shares being offered for resale significantly exceeds the number of shares held by non-affiliates. Under these circumstances, it appears that the offering is an indirect primary offering through the selling shareholders for the purpose of creating a market in your shares. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. In addition you must fix the offering price of the selling shareholders' shares for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

2.   We note your disclosure that you are currently a shell company. Please add disclosure that the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).

3.   Since you have provided a table showing the offering price and proceeds to the company for its offering, please also include in the table the proceeds to the company if it only sells 25%, 50%, and 75% of the shares being sold by the company. You may then remove the narrative disclosure providing this information.

Prospectus Summary

4.   Disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Our Offering, page 3

5.   We note you disclosure here and throughout the prospectus that there is a potential conflict of interest for Mr. Huang because he will be selling shares on behalf of the company while simultaneously selling his own shares. Please disclose the plan of distribution as to which shares Mr. Huang intends to sell first. Further, please advise what is meant by the statement "Mr. Huang will clarify for investors at the time of purchase whether the proceeds are going to the company or directly to himself."

Management's Discussion and Analysis, page 5

6.   Please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Also disclose in greater detail the current status of your business plan, marketing efforts, and how you expect to develop revenues from your business. We note you have disclosed that you have commenced limited operations, but your business plan is not fully operational and you have not yet engaged any clients. We note your business plan disclosures on page 15.

Cash from Financing Activities, page 5

7.   Please revise your disclosure to explain the significance disparity in the price of the 430,000 shares you sold on April 30, 2015 at $0.10 per share compared to the 28,500,000 shares you sold at $0.0001 on March 9, 2015, April 17, 2015 and April 28, 2015.

Risk Factors, page 6

8.   Please move the Risk Factors section so that it immediately follows the Prospectus Summary. Refer to Item 503(c) of Regulation S-K.

9.   We note that the company's principal executive office is located in Hong Kong. It also appears that all of the company's officers and directors are located in Hong Kong or other foreign jurisdictions. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against the company's officers and directors and company assets located in foreign jurisdictions.

Description of Business

Business Overview, page 15

10.   Please revise your disclosure to accurately and consistently describe the status of your operations. We note at the beginning of this section you discuss the intended plans for operation. However, starting in the seventh paragraph the disclosure reads as though operations are occurring and there are clients.

11.   Please expand your disclosure to clarify the geographical regions in which the company intends to being operating. We note the company plans to have a global presence, but it is unclear where the company will initially focus on finding clients with its limited resources.

12.   Further, please clarify Gushen's experience in generating capital for emerging businesses. For example, we note reference to experience with crowdfunding. Please advise on that campaign and the services provided by Gushen to the client.

13.   We note your claim that you will "leverage [your] deep industry insight and broad integrated capabilities to enable transformation for [your] clients and industry." As you are only a development stage company with no revenue or clients, please explain how you possess "deep industry insight" and "broad integrated capabilities" or remove such claims from your disclosure.

Employees, page 15

14.   Please clarify your disclosure as to the number of hours devoted by your officer and directors to the company. Current disclosure makes it unclear as to whether each individual currently is devoting 25 to 30 hours per week or whether that a combined amount.

Use of Proceeds, page 16

15.   We note that your primary intended uses of the offering proceeds is to purchase equipment, travel expense to support clients, create a customer base, recruit and train personnel and hiring staff. Please clarify whether you intend to use any of the offering proceeds to hire independent consultants to assist in the development and execution of your business operations as discussed on page 15. If so, please disclose the estimated cost to hire these consultants.

16.   In addition to the tables, please provide a brief narrative summary of your expected use of proceeds from your direct public offering, including how each level will or will not advance your planned operations. To the extent you provide this detailed information elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

Selling Shareholders, page 18

17.   In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder his or her relationship to the registrant within the last three years.

Certain Relationships and Related Transactions, page 25

18.   Please revise this section to include the information required by Item 404 of Regulation S-K. In this regard, we note that it appears, from the last names listed in the selling shareholder chart, that 9,000,000 shares of common stock were sold to an immediate family member of your Director Cheung Yat Kit. Refer to Instruction 1 to Item 404.

Item 15. Recent Sales of Unregistered Securities, page 27

19.   Please revise your disclosure to include all information required by Item 701 of Regulation S-K such as the exemption from registration relied upon, the facts relied upon to make the exemption available, and the value of any services received for shares issued.

Item 16. Exhibits to the Registration Statement, page 27

20.   Please file the subscription agreement for the offering as an exhibit.

21.　　We note that you have entered into a related party loan agreement with Mr. Cheung. Please file a copy as a material contract.

22.　　Please have counsel revise his legality opinion filed as Exhibit 5.1 to address both the shares being offered by both the company and the shares being offered by selling shareholders. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml.

Financial Statements

Consolidated Statement of Cash Flows

23.　　Please revise to present the cash received from a related party loan as a financing activity rather than an operating activity and update your related liquidity and capital resource disclosure on page 5 accordingly. Refer to ASC 230-10-45-14.

Notes to Financial Statements

24.　　Please disclose the terms and manner of settlement for the $16,000 loan due to your director, Cheung Yat King. Refer to ASC 850-10-50-1(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Senior Staff Accountant at 202-551-3363 or Terry French, Accounting Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney Advisor at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Adam Tracy, Esq.
        Securities Compliance Group, Ltd.

        Jeffrey DeNunzio, President
        V Financial Group

        Ray Heung
        Representative Gushen, Inc.